                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                 CoolSavings, Inc. (f/k/a coolsavings.com inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   216485 10 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Guy R. Friddell, III
                  Executive Vice President and General Counsel
                          Landmark Communications, Inc.
                             150 W. Brambleton Ave.
                             Norfolk, VA 23510-2075
                                 (757) 446-2035
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 12, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D

--------------------------                                     -----------------
CUSIP No. 216485 10 2                                          Page 2 of 8 Pages
--------------------------                                     -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Communications, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                10,000,000
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    65,057,936(1)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,000,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                65,057,936(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            75,057,936(1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            65.75%(2)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

(1)  See Items 4 through 6 of this Statement (as defined below).

(2) For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 57.85% of the total outstanding Common Stock.

                                  SCHEDULE 13D

--------------------------                                     -----------------
CUSIP No. 216485 10 2                                          Page 3 of 8 Pages
--------------------------                                     -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Landmark Ventures VII, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    65,057,936(1)
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                65,057,936(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            65,057,936(1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            56.99%(2)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

(1)  See Items 4 through 6 of this Statement (as defined below).

(2) For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 50.14% of the total outstanding Common Stock.

Introductory Note

     This Amendment No. 1 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the "Reporting Persons") to update the Initial Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Initial Statement. Please refer to the Initial Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

     Item 1 is hereby amended by deleting the first sentence and inserting the following:

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of Common Stock, with $0.001 par value per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the "Issuer"). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the "Initial Statement", and collectively with this Amendment No. 1, the "Statement").

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     On July 30, 2001, Landmark loaned to the Issuer $5 million under the Amended Loan Agreement, in exchange for a promissory note and a Warrant (all as described below) as initial consideration in a series of transactions described in Item 6. On November 12, 2001, Ventures paid approximately $10 million in consideration for 65,057,936 shares of the Issuer's Series B Preferred Stock (as described below). Under certain circumstances, Ventures will have the option to purchase additional shares of Series B Preferred Stock at the same purchase price ($0.1554 per share). The source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by deleting the first paragraph and inserting the following:

     The purpose of Reporting Persons for the transaction is, as part of the planned transactions described below in Item 6, to make a substantial equity investment in the Issuer. The Reporting Persons have the right to designate and elect a majority of the Issuer's board of directors.

Item 5. Interest in Securities of the Issuer.

     Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

     (a) Landmark may be deemed to have beneficial ownership over 75,057,936 shares of Common Stock through its ownership of the Warrant and its ownership of and control over Ventures, which owns 65,057,936 shares of the Issuer's Series B Preferred Stock.

     If Landmark exercised its right to acquire 10,000,000 shares of Common Stock pursuant to the Warrant and Ventures exercised its right to convert its shares of Series B Preferred Stock into 65,057,936 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 65.75% and 56.99%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion of 13 million shares of currently outstanding and convertible CoolSavings, Inc. Series C Preferred Stock and (2) the exercise of 2,602,249 currently outstanding and exercisable options to purchase Common Stock. If such reserved shares of Common Stock were to be issued, Landmark and Ventures would beneficially own 57.85% and 50.14%, respectively, of the total outstanding Common Stock.

     Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, does any of their directors or executive officers beneficially own, any shares of Common Stock.

     Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

     Landmark owns a warrant, a copy of which is attached hereto as Exhibit 4 (the "Warrant"), which entitles Landmark to purchase 10,000,000 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 65,057,936 shares of the Issuer's Series B Preferred Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     On June 14, 2001, Landmark and the Issuer entered into a Loan and Security Agreement, pursuant to which Landmark loaned $1.75 million to the Issuer. On July 30, 2001, Landmark and the Issuer entered into an Amended and Restated Senior Secured Loan and Security Agreement, a copy of which is attached hereto as Exhibit 5 (the "Amended Loan Agreement"). Under the Amended Loan Agreement, Landmark loaned to the Issuer an additional $3.25 million, for an aggregate $5 million in debt financing.

     Under the terms of an amended and restated commercial demand grid note (the "Grid Note"), Landmark loaned the Issuer a total of $10 million prior to November 12, 2001. On November 12, 2001, at Landmark's request (for the benefit of Ventures), approximately $10 million of principal and interest then due Landmark under the Grid Note was offset against the purchase price due from Ventures to the Issuer under the Securities Purchase Agreement, dated as of July 30, 2001, by and among the Issuer and the Reporting Persons, a copy of which is attached hereto as
Exhibit 2 (the "Purchase Agreement"), for 65,057,936 shares of Series B Preferred Stock. The purchase of 65,057,936 shares of Series B Preferred Stock satisfied Ventures' obligation to purchase two tranches of Series B Preferred Stock under the Purchase Agreement. As a result of Ventures' purchase of Series B Preferred Stock, the Reporting Persons have the right to designate and elect a majority of the Issuer's board of directors. Under certain circumstances, Ventures will have the option to purchase additional shares of Series B Preferred Stock at the same purchase price ($0.1554 per share). Dividends will also accrue on the Series B Preferred Stock at a rate of 8% per year, payable quarterly to Ventures in additional shares of Series B Preferred Stock.

     The Warrant entitles Landmark to purchase 10,000,000 shares of Common Stock at an exercise price of $0.50 per share (which, if not sooner exercised, will increase to $0.75 per share on July 30, 2005) until July 30, 2009. Commencing on November 12, 2001, the Issuer will issue to Landmark additional warrants to purchase two shares of Common Stock for each dollar of interest that accrues under the Senior Secured Note and the Amended Loan Agreement.

     Under the terms of a Shareholders Agreement, dated as of November 12, 2001, by and among Ventures, the Issuer and certain other shareholders of the Issuer (the "Other Shareholders"), a copy of which is attached hereto as Exhibit 7 (the "Shareholders Agreement"), the Issuer agreed to nominate and recommend for election to the Issuer's board of directors Ventures' designees to occupy the seats reserved for the holders of Series B Preferred Stock under the Issuer's Certificate of Designations for the Series B Preferred Stock, a copy of which is attached hereto as Exhibit 8 (the "Series B Certificate"). The Issuer also (i) granted Ventures a right to purchase either all or a pro rata portion of any proposed new issuance of securities, and (ii) agreed not to undertake certain actions without first obtaining Ventures' consent, including, among other actions, amendments to the Issuer's charter documents, a merger with or sale of any assets of the Issuer to another company, purchases of all or substantially all assets of another company, redemptions of certain capital stock of the Issuer, and further issuances of equity securities or equivalents of the Issuer. Under the Shareholders Agreement, the Other Shareholders granted Ventures a right of first refusal for any proposed transfer by an Other Shareholder, and if such right is unexercised an additional right to participate on a pro rata basis in any such proposed transfer.

     On August 16, 2001, the Reporting Persons and certain other shareholders of the Issuer entered into an Amended and Restated Side Agreement, a copy of which is attached hereto as Exhibit 9 (the "Side Agreement"). Under the Side Agreement, the Reporting Persons agreed, until the earlier of (i) two years after the Reporting Persons or any of their affiliates own 51% or more of the Issuer's Common Stock or (ii) until July 30, 2005, not to initiate or propose a transaction or series of transactions that would result in either (x) the Issuer becoming a privately held company or (y) the Reporting Persons acquiring more than

20% of the Common Stock of the Issuer, calculated on a fully diluted basis, except that such restriction shall not apply to the transactions contemplated under the Purchase Agreement or other documents related thereto. The Reporting Persons also agreed to vote for the election of the designees of certain shareholders to the Issuer's board of directors. The other shareholders of the Issuer party to the Side Agreement agreed to vote for the election of Ventures' designees to occupy the seats on the Issuer's board of directors reserved for the holders of the Series B Preferred Stock under the Series B Certificate.

     Pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     By virtue of the relationships among the Reporting Persons, as described in this Statement, the Reporting Persons may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Significant Shareholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

     1. Joint Filing Agreement, dated as of August 9, 2001, by and among the Reporting Persons (filed previously as Exhibit 1 to the Initial Statement).

     2. Securities Purchase Agreement, dated as of July 30, 2001, by and among the Reporting Persons and the Issuer (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2001 (the "Issuer's 8-K")).

     3. Amendment No. 1 to the Securities Purchase Agreement, dated as of August 16, 2001, by and among the Reporting Persons and the Issuer (incorporated herein by reference to Exhibit 2.3 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001 (the "Issuer's 10-Q)).

     4. Warrant, dated as of November 12, 2001, issued by the Issuer to Landmark.

     5. Amended and Restated Senior Secured Loan and Security Agreement, dated as of July 30, 2001, by and between Landmark and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer's 8-K).

     6. First Amendment to the Amended and Restated Senior Secured Loan and Security Agreement, dated as of September 25, 2001, by and between Landmark and the Issuer (incorporated herein by reference to Exhibit 10.8 to the Issuer's 10-Q).

     7. Shareholders Agreement, dated as of November 12, 2001, by and among Ventures and certain other shareholders of the Issuer.

     8. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Issuer's 8-K).

     9. Amended and Restated Side Agreement, dated as of August 16, 2001, by and among the Reporting Persons and certain shareholders of the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2001                LANDMARK COMMUNICATIONS, INC.

                                        By: /s/ Guy R. Friddell, III
                                            ------------------------------
                                        Name:  Guy R. Friddell, III
                                        Title: Executive Vice President and
                                               General Counsel


Dated: November 30, 2001                LANDMARK VENTURES VII, LLC

                                        By: /s/ Richard A. Fraim
                                            ------------------------------
                                        Name:  Richard A. Fraim
                                        Title: Vice President, Treasurer